Exhibit 12.2

HIGHWOODS REALTY LIMITED PARTNERSHIP
RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED UNIT DISTRIBUTIONS

Three Months Ended March 31, 2013
Earnings:
Income from continuing operations before equity in earnings/(losses) of unconsolidated affiliates	$12,699
Fixed charges	24,919
Capitalized interest	(429)
Distributions of earnings from unconsolidated affiliates	1,139
Total earnings	$38,328

Fixed charges and Preferred Unit distributions:
Contractual interest expense	$22,798
Amortization of deferred financing costs	949
Financing obligations interest expense	121
Capitalized interest	429
Interest component of rental expense	622
Total fixed charges	24,919
Preferred Unit distributions	627
Total fixed charges and Preferred Unit distributions	$25,546

Ratio of earnings to fixed charges	1.54
Ratio of earnings to combined fixed charges and Preferred Unit distributions	1.50